Exhibit 12.1

HYDROGENICS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts US thousands of dollars)

		Year Ended December 31				Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
Loss before income taxes	(28,046)	(14,203)	(19,746)	(6,545)	(9,788)	(6,326)

Fixed charges:
Interest expense	52	17	11	213	212	153

Rentals:
Buildings	467	452	294	293	83	43
Autos and Trucks	60	40	37	39	21	12
Office and other equipment	109	69	43	41	28	15
Total fixed charges	636	561	374	373	132	70

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)
____________
(1) Due to the losses in each period, the ratio coverage was less than 1:1.  Hydrogenics Corporation must generate additional earnings in each period presented (as articulated in the table below) in order to achieve a coverage ratio of 1:1.

	Year Ended December 31					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012

Additional earnings required in order to achieve coverage ratio of 1:1	28,682	14,764	20,120	6,918	9,920	6,396